EXHIBIT 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS [1]

	Three Months Ended June 30,	Six Months Ended June 30,	Years Ended December 31,
($ amounts in millions)	2014	2014	2013	2012	2011	2010	2009

Income (loss) from continuing operations before income taxes	$(34.1)	$(69.1)	$16.7	$(156.0)	$2.7	$(41.6)	$(73.9)

Less: Equity in earnings (losses) of limited partnership and other investments	5.8	37.3	52.6	59.5	44.6	57.4	(41.3)

Add: Distributed earnings of limited partnership and other investments	—	—	24.9	28.7	33.1	61.3	20.6

Income (loss) from continuing operations before income taxes and equity in undistributed earnings of limited partnership and other investments	$(39.9)	$(106.4)	$(11.0)	$(186.8)	$(8.8)	$(37.7)	$(12.0)

Fixed Charges:
Interest expense on indebtedness	$7.1	$14.1	$28.9	$30.8	$31.8	$31.8	$33.1
Interest expense on attributable to rentals	—	0.1	0.2	0.3	0.4	0.5	0.7
Total fixed charges [2]	7.1	14.2	29.1	31.1	32.2	32.3	33.8
Interest credited on policyholder contract balances	34.6	69.8	138.0	122.6	115.2	124.2	136.2
Total fixed charges, including interest credited to policyholders	$41.7	$84.0	$167.1	$153.7	$147.4	$156.5	$170.0

Income (loss) from continuing operations before income taxes, equity in undistributed earnings of limited partnership and other investments and fixed charges	$1.8	$(22.4)	$156.1	$(33.1)	$138.6	$118.8	$158.0

Ratio of earnings to fixed charges and preferred stock dividends	—	(0.3)	0.9	(0.2)	0.9	0.8	0.9

Additional earnings required to achieve 1:1 ratio coverage	$39.9	$106.4	$11.0	$186.8	$8.8	$37.7	$12.0

SUPPLEMENTAL RATIO [3] --- Ratio of earnings to fixed charges and preferred stock dividends exclusive of interest credited on policyholder contract balances:

Income (loss) from continuing operations before income taxes and equity in undistributed earnings of limited partnership and other investments	$(39.9)	$(106.4)	$(11.0)	$(186.8)	$(8.8)	$(37.7)	$(12.0)

Fixed Charges:
Total fixed charges, as above	$7.1	$14.2	$29.1	$31.1	$32.2	$32.3	$33.8

Income (loss) from continuing operations before income taxes, equity in undistributed earnings of limited partnership and other investments and fixed charges	$(32.8)	$(92.2)	$18.1	$(155.7)	$23.4	$(5.4)	$21.8

Ratio of earnings to fixed charges and preferred stock dividends	(4.6)	(6.5)	0.6	(5.0)	0.7	(0.2)	0.6

Additional earnings required to achieve 1:1 ratio coverage	$39.9	$106.4	$11.0	$186.8	$8.8	$37.7	$12.0
———————

[1]	We had no dividends on preferred stock for the years 2009 to 2013.

[2]
Total fixed charges consist of interest expense on indebtedness and an interest factor attributable to rentals. The interest factor attributable to rentals consists of one-third of rental charges, which we deem to be representative of the interest factor inherent in rents.

[3]	This ratio is disclosed for the convenience of investors and may be more comparable to the ratios disclosed by other issuers of fixed income securities.